[redacted]

14041062

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

4. A. Full name of the financial institution Commerce Bank

B. Address of principal office of financial institution:

1000 Walnut, ~~4th Floor~~ BB41
Address

Kansas City | MO | 64106
City | State | Zip Code

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

Address

City | State | Zip Code

D. Mailing address if different from (B) or (C):

PO Box 419248, KCCMG
Address

Kansas City | MO | 64141-6248
City | State | Zip Code

E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Thomas H. Kokjer	Managing Director	816-234-2690

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No
(If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
8000 Forsyth Blvd	Clayton	MO	63105	Trading and Sales Activities
1551 N. Waterfront Pkwy	Wichita	KS	67201	purchase and sale of non-deposit investments
1345 Battlefield	Springfield	MO	65804	purchase and sale of non-deposit investments
see attached				

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Kokjer, Thomas, Hartwell	Managing Director

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Thomas Hartwell Kokjer
Name (First, Middle, Last)

Managing Director
Title

[signature] 10/30/14
Signature Date

12 (a)
Locations

Kansas City
1000 Walnut St. Ste. 400, Kansas City, MO 64106
- Municipal and other Exempt Securities Trading and Sales Activities
- Municipal Underwriting and Advisory Activities
- Back Office / Operations functions (i.e. customer record retention)

Clayton
8000 Forsyth Blvd Ste. 1200, Clayton, MO 63105
- Municipal and other Exempt Securities Trading and Sales Activities
- Municipal Underwriting and Advisory Activities

Wichita
1551 Waterfront Pkwy, Wichita, KS 67201
- Municipal and other Exempt Securities Sales Activities

Springfield
1345 E. Battlefield, Springfield, MO 65804
- Municipal and other Exempt Securities Sales Activities

Columbia
901 Broadway, Columbia, MO 65205
- Municipal Underwriting and Advisory Activities

Dallas
2828 N. Harwood Ste. 1250, Dallas, TX 75201
- Municipal and other Exempt Securities Sales Activities